UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

BLADE AIR MOBILITY, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

092667104

(CUSIP Number)

RB Lift LLC
667 Madison Ave, 16th Floor
New York, NY 10065
Telephone: (212) 235-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: RB Lift LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,479,826(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,479,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,479,826(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.86%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: RB Gazelle Aviation LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,223,826(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,223,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,223,826(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.50%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: RB KP Gazelle Co-Invest, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 96,000(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 96,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 96,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.13%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: RB KP Gazelle Co-Invest PA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 160,000(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 160,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 160,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.22%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: RedBird Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,479,826(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,479,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,479,826(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.86%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: Gerald Cardinale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 347,662
	8	SHARED VOTING POWER: 3,479,826(1)
	9	SOLE DISPOSITIVE POWER: 347,662
	10	SHARED DISPOSITIVE POWER: 3,479,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,827,488(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.34%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Please see Item 5.

Item 1.	SECURITY AND ISSUER.

This title of the class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (the “Common Stock”) of Blade Air Mobility, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 55 Hudson Yards, 14th Floor, New York NY 10001.

Item 2.	IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) RB Lift LLC, a Delaware limited liability company (“RB Lift”), (2) RB Gazelle Aviation LLC, a Delaware limited liability company (“Aviation”), (3) RB KP Gazelle Co-Invest, LLC, a Delaware limited liability company (“Co-Invest”), (4) RB KP Gazelle Co-Invest PA, LLC, a Delaware limited liability company (“Co-Invest PA”), (5) RedBird Capital Partners LLC, a Delaware limited liability company (“Capital Partners”) and (6) Gerald Cardinale, a citizen of the United States. RB Lift, Aviation, Co-Invest, Co-Invest PA, Capital Partners, and Mr. Cardinale are collectively referred to herein as the “Reporting Persons.” The Reporting Persons are primarily involved in investment activities. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Each of Aviation, Co-Invest, and Co-Invest PA are members of RB Lift. RB KP Gazelle Co-Invest Manager LLC (“Gazelle Co-Invest Manager”) is the manager for both of Co-Invest and Co-Invest PA. Redbird Capital Partners Holdings LLC (“Holdings”) is the sole member of Gazelle Co-Invest Manager. RB Gazelle Aggregator, LP (“Gazelle Aggregator”) is the sole member of Aviation and RedBird Series 2019 GenPar LLC (“GenPar”) is the general partner of Gazelle Aggregator. Capital Partners is the sole manager of GenPar and Holdings. Mr. Cardinale controls both of Holdings and Capital Partners, and as such has voting and investment discretion with respect to the reported securities directly held by RB Lift, in addition to the 347,662 shares of Common Stock held by Mr. Cardinale individually. The address of the principal business and office of each of the Reporting Persons is 667 Madison Avenue, 16th Floor, New York, NY 10065.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The net investment costs (excluding commissions and other execution-related costs) of the shares of Common Stock purchased by the Reporting Persons is $20,858,259. The source of these funds with respect to shares of Common Stock purchased by RB Lift was the working capital of the Reporting Persons and, with respect to shares of Common Stock purchased individually by Mr. Cardinale, was his personal funds.

Item 4.	PURPOSE OF TRANSACTION.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons have and intend to continue to engage from time to time in discussions with management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects, and, in this regard, may seek representation on the board of directors.  In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, stockholders or other security holders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other entities named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other entity named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 71,653,281 shares of Common Stock of the Issuer outstanding as of November 2, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2022.

3,479,826 shares of Common Stock are directly held by RB Lift.

Aviation is a member of RB Lift and may be attributed beneficial ownership of 92.64% of the shares directly held by RB Lift. Gazelle Aggregator is the sole member of Aviation and GenPar is the general partner of Gazelle Aggregator.

Co-Invest and Co-Invest PA are members of RB Lift and may be attributed beneficial ownership of 2.76% and 4.60%, respectively, of the shares directly held by RB Lift. Gazelle Co-Invest Manager is the manager for both of Co-Invest and Co-Invest PA. Holdings is the sole member of Gazelle Co-Invest Manager.

Capital Partners is the sole manager of GenPar and Holdings. Mr. Cardinale controls both of Holdings and Capital Partners, and as such has voting and investment discretion with respect to the reported securities directly held by RB Lift, in addition to the 347,662 shares of Common Stock held by Mr. Cardinale individually.

This Schedule 13D shall not be deemed an admission that any of the Reporting Persons or any of Gazelle Aggregator, GenPar, Gazelle Co-Invest Manager or Holdings is the beneficial owner of the reported securities for purposes of Section 13(d) or for any other purposes.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Schedule I attached hereto.

(d) To the best knowledge of the Reporting Persons, no other person besides the Reporting Persons or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Observation Rights Agreement and Observation Compliance Agreement

On January 13, 2023, the Issuer and RB Lift entered into an observation rights agreement (the “Observation Rights Agreement”), which provides that, for so long as RB Lift and its affiliates beneficially own at least 5.0% of the Common Stock, RB Lift may appoint a representative to act as a non-voting observer (the “Observer”) to the Issuer’s board of directors (the “Board”) to attend all meetings of the Board and the audit committee in a non-voting observational capacity and receive copies of all notices, minutes, consents and other material that the Issuer provides to its directors; provided, however, that the Issuer may exclude the Observer from access to any meeting or material (or portion thereof) if the Issuer determines in good faith that access to such meeting or material would be reasonably likely to (i) result in a waiver of attorney-client privilege, (ii) adversely affect the Issuer under applicable regulations or laws or be in contravention of any agreement or arrangement with any governmental authority, or (iii) result in an actual or potential conflict of interest between the Issuer, on the one hand, and RB Lift, any of its affiliates or the Observer, on the other hand. RB Lift has initially appointed Andrew Lauck, the president of RB Lift, to act as Observer, and Mr. Lauck entered into an observation compliance agreement, dated as of January 13, 2023 (the “Observation Compliance Agreement”), with the Issuer, whereby Mr. Lauck undertook certain customary confidentiality obligations in connection with his observation privileges. The Observation Rights Agreement will terminate upon the earlier of: (a) RB Lift and its affiliates ceasing to beneficially own at least 5.0% of the Common Stock, (b) the Observer (or another nominee designated by RB Lift) being appointed to serve on the Board, (c) January 13, 2024 and (d) the mutual written consent of RB Lift and the Issuer to terminate the agreement.

The foregoing descriptions of the Observation Rights Agreement and the Observation Compliance Agreement do not purport to be complete and are qualified in their entirety by reference to the full text thereof, which are filed as Exhibits 99.2 and 99.3, respectively, to this Schedule 13D, and are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Joint Filing Agreement
99.2	Observation Rights Agreement, dated January 13, 2023, by and between Blade Air Mobility, Inc. and RB Lift LLC
99.3	Observation Compliance Agreement, dated January 13, 2023, by and between Blade Air Mobility, Inc. and Andrew Lauck

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2023

RB LIFT LLC

By:	/s/ Andrew Lauck
	Name:	Andrew Lauck
	Title:	President

RB GAZELLE AVIATION LLC

By:	/s/ Gerald Cardinale
	Name:	Gerald Cardinale
	Title:	Authorized Signatory

RB KP GAZELLE CO-INVEST, LLC

By:	/s/ Gerald Cardinale
	Name:	Gerald Cardinale
	Title:	Authorized Signatory

RB KP GAZELLE CO-INVEST PA, LLC

By:	/s/ Gerald Cardinale
	Name:	Gerald Cardinale
	Title:	Authorized Signatory

REDBIRD CAPITAL PARTNERS LLC

By:	/s/ Gerald Cardinale
	Name:	Gerald Cardinale
	Title:	Authorized Signatory

GERALD CARDINALE

By:	/s/ Gerald Cardinale
	Name:	Gerald Cardinale

SCHEDULE I

This schedule sets forth information with respect to each acquisition of Common Stock that was effectuated by the Reporting Persons through RB Lift LLC.

RB Lift LLC

Date	Number of Shares	Price Per Share	Principal(1)
10-31-2022	50,000	$4.44	$222,000
11-01-2022	41,211	$4.55	$187,000
11-02-2022	267,966	$4.57	$1,224,605
11-03-2022	151,059	$4.48	$676,744
11-04-2022	148,226	$4.49	$665,535
11-07-2022	78,083	$4.61	$359,963
11-08-2022	90,000	$4.70	$423,000
11-09-2022	400,000	$4.41	$1,764,000
11-10-2022	100,000	$4.64	$464,000
11-11-2022	66,725	$4.56	$304,266
11-14-2022	22,149	$4.71	$104,322
11-16-2022	810	$4.90	$3,969
11-17-2022	24,572	$4.85	$119,174
11-18-2022	125,000	$4.78	$597,500
11-21-2022	60,000	$4.69	$281,400
11-22-2022	80,000	$4.63	$370,400
11-23-2022	20,000	$4.71	$94,200
11-25-2022	25,000	$4.79	$119,750
11-28-2022	55,000	$4.70	$258,500
11-29-2022	35,000	$4.70	$164,500
11-30-2022	70,000	$4.78	$334,600
12-01-2022	34,351	$4.89	$167,976
12-02-2022	42,655	$4.97	$211,995
12-05-2022	65,000	$4.84	$314,600
12-06-2022	74,233	$4.81	$357,061
12-07-2022	60,000	$4.87	$292,200
12-08-2022	50,000	$4.83	$241,500
12-09-2022	92,733	$4.94	$458,101
12-12-2022	25,000	$4.68	$117,000
12-16-2022	25,000	$4.11	$102,750
01-06-2023	50,000	$3.37	$168,500
01-09-2023	31,859	$3.48	$110,869
01-10-2023	66,000	$3.75	$247,500
01-11-2023	77,294	$3.65	$282,123
01-12-2023	24,900	$3.54	$88,146
01-13-2023	50,000	$3.58	$179,000

(1)	Principal excludes commissions and other execution-related costs.